# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549


# FORM 6-K


**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the period of **October 2006**

Commission File Number: **0-51212**

----------------------------------------------------
(Translation of registrant's name into English)

**Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3**
--------------------------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ **X** ]     Form 40-F [   ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                                      No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

**<u>Exhibit No.</u>  <u>Document</u>**

   1       News Release dated October 30, 2006
   2       Material Change Report dated October 30, 2006

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

**Jet Gold Corp.**

Date: October 31, 2006

Signed: ***Robert L. Card***
-----------------------------------
Name: **Robert L. Card,**
Title: **President**

**Jet Gold Corp**
Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

# NEWS

**FOR IMMEDIATE RELEASE**

## NEW APPOINTMENT TO THE BOARD OF DIRECTORS

October 30, 2006 - Jet Gold Corp. is pleased to welcome Dr. Zigurt Strauts, Bsc MD to its Board of Directors. Dr. Strauts graduated from the University of Oregon with a Bsc. in geology. He later went on to obtain his MD from the University Of Calgary School Of Medicine.

Dr. Strauts has a successful medical clinic in South Surrey/White Rock where he practices as a phlebologist, laser and cosmetic specialist as well as offering traditional and complementary medicine modalities.

In addition to a busy medical practice, Dr. Strauts has been active as a consultant, entrepreneur and developer of companies engaged in activities from software to mining.

The Company has granted Dr. Strauts an Incentive Stock Option of 100,000 shares at $ 0.17
pursuant to its Incentive Stock Option Plan.

The Company also reports, that its Geological Consultant, Alex Burton, P.Eng., has been actively engaged in exploration of the Naskeena coal project and has reported the location of a twelve foot wide coal seam as well as documenting at least five other seams reported in G.F. Monckton's 1914 report. We expect to have a more comprehensive update within a week along with a timetable for drilling activities.

On behalf of the Board of Directors
JET GOLD CORP

***"Robert L. Card"***

Robert L. Card
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

# Form 51-102F3

## MATERIAL CHANGE REPORT

**ITEM 1**      <u>NAME AND ADDRESS OF COMPANY</u>

**Jet Gold Corp.**
(the "Company")
Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3

**ITEM 2**      <u>DATE OF MATERIAL CHANGE</u>

October 27, 2006

**ITEM 3**      <u>PRESS RELEASE</u>

Issued October 30, 2006

**ITEM 4**      <u>SUMMARY OF MATERIAL CHANGE</u>

1.  The Company appoints Dr. Zigurt Strauts, Bsc MD to its Board of Directors.

2.  The Company has granted 100,000 Share Purchase Options at a price of $ 0.17 per share.

**ITEM 5**      <u>FULL DESCRIPTION OF MATERIAL CHANGE</u>

Jet Gold Corp. is pleased to welcome Dr. Zigurt Strauts, Bsc MD to its Board of Directors. Dr. Strauts graduated from the University of Oregon with a Bsc. in geology. He later went on to obtain his MD from the University Of Calgary School Of Medicine.

Dr. Strauts has a successful medical clinic in South Surrey/White Rock where he practices as a phlebologist, laser and cosmetic specialist as well as offering traditional and complementary medicine modalities.

In addition to a busy medical practice, Dr. Strauts has been active as a consultant, entrepreneur and developer of companies engaged in activities from software to mining.

The Company has granted Dr. Strauts an Incentive Stock Option of 100,000 shares at $0.17 pursuant to its Incentive Stock Option Plan.

The Company also reports, that its Geological Consultant, Alex Burton, P.Eng., has been actively engaged in exploration of the Naskeena coal project and has reported the location of a twelve foot wide coal seam as well as documenting at least five other seams reported in G.F. Monckton's 1914 report. We expect to have a more comprehensive update within a week along with a timetable for drilling activities.

**ITEM 6**   **RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102**

Not applicable

**ITEM 7**   **OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8**   **EXECUTIVE OFFICER**

Contact:      Robert L. Card
Telephone:    (604) 687-7828

**ITEM 9**   **DATE OF REPORT**

October 30, 2006

*/s/  Robert L. Card*

_____

Robert L. Card
President